Exhibit 12.1
Silverleaf Resorts, Inc.
Computation of Ratios
The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2007 and the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are as follows:

	Six Months
	Ended	Years Ended December 31,
(in 000’s)	June 30, 2007	2006	2005	2004	2003	2002

Pretax income (loss) from continuing operations	$23,239	$37,408	$32,151	$13,158	$(14,628)	$20,764
Add back fixed charges, excluding capitalized interest	12,289	22,545	17,980	18,371	17,356	23,104

Income, as adjusted	$35,528	$59,953	$50,131	$31,529	$2,728	$43,868

Fixed charges:
Interest on indebtedness	$11,777	$21,662	$17,253	$17,627	$16,550	$22,192
Interest element of rentals	512	883	727	744	806	912
Portion of interest cost capitalized to Inventory	880	869	1,100	322	279	271

Total fixed charges	$13,169	$23,414	$19,080	$18,693	$17,635	$23,375

Ratio of earnings to fixed charges	2.70	2.56	2.63	1.69	0.15	1.88